August 1, 2018

Harrie Schippers
Chief Financial Officer
PACCAR INC
777 - 106th Ave. N.E.
Bellevue, WA 98004

       Re: PACCAR INC
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 21, 2018
           Form 10-Q for Fiscal Quarter Ended March 31, 2018
           Filed May 4, 2018
           File No. 001-14817

Dear Mr. Schippers:

       We have reviewed your July 12, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 27, 2018 letter.

Form 10-Q for the Quarter Ended March 31, 2018

Notes to Consolidated Financial Statements
Note B. Sales & Revenues, page 10

1. We have reviewed your response to prior comment three. We note in your response to prior comment 1 you state most trucks are manufactured to end customer specifications and some trucks are manufactured to dealer specifications where the dealer does not have a specific customer order to fill. In your reference to ASC 606-10-25-27(c) you only addressed trucks built to dealer specifications. Please explain to us your analysis of this
 Harrie Schippers
PACCAR INC
August 1, 2018
Page 2
         provision in regard to trucks built to customer specifications.
       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters.

FirstName LastNameHarrie Schippers
Comapany NamePACCAR INC
                                                                Division of
Corporation Finance
August 1, 2018 Page 2                                           Office of
Transportation and Leisure
FirstName LastName